
MERCURY
Banking built
for startups

Immad Akhund · 2nd

Now: CEO, Founder @Mercury & seed investor Was: PT Partner @Y Combinator , Founder @Heyzap (Acquired by @Fyber)

San Francisco, California, United States · Contact info

500+ connections

1 mutual connection: Adrian Alfieri

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Mercury - Banking for Startups

University of Cambridge

Experience

CEO & Founder
Mercury - Banking for Startups
Aug 2017 – Present · 4 yrs 2 mos
San Francisco Bay Area

Building a bank for startups.

Part-time Partner
Y Combinator
Jan 2017 – Dec 2017 · 12 mos
Mountain View, California

Aug 2017 – Present · 4 yrs 2 mos
San Francisco Bay Area

Building a bank for startups.

Part-time Partner
Y Combinator
Jan 2017 – Dec 2017 · 12 mos
Mountain View, California

CEO & Co-founder
Heyzap (Acquired by Fyber)
Sep 2008 – Jan 2017 · 8 yrs 5 mos

Heyzap was a complex journey. We were a social network for mobile gamers but eventually pivoted to building developer tools for mobile game developers to optimize their ad monetization. We were acquired in 2016 by RNTS Media.

CTO and Co-founder
Clickpass
May 2007 – Sep 2008 · 1 yr 5 mos

OpenID made easy.

Financial Software Developer
Bloomberg
Sep 2005 – Oct 2005 · 2 mos

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Education

University of Cambridge
Master of Arts (M.A.), Computer Science
2002 – 2006

Recommendations

Received (0) | Given (3)

Christian Reeves
Vendor Operations Manager at Nextdoor
January 24, 2019, Immad managed Christian directly

Christian joined Heyzap to lead customer service. He did a great job of installing and configuring a new customer support system (UserVoce). Once we were acquired, Christian trained up our acquirer on how we handled fraud, advertiser relationships, analytics etc. He also has a great, friendly personality ... See more

Noah Goetz
Software Engineer at Affirm, Inc.
September 23, 2014, Immad managed Noah directly

Noah was super impressive at Heyzap. He came in with no knowledge of the code base and was very productive from the start. Beyond his engineering ability he spent time with the team to understand the spec and dove deep to solve complex problems. Was a pleasure to work with.

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Interests